Exhibit 99.1

H WORLD GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: HTHT, HKEX Stock Code: 1179)

NOTICE OF ANNUAL GENERAL MEETING

to be held on June 27, 2025

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of H World Group Limited (the “Company”) will be held at No. 1299 Fenghua Road, Jiading District, Shanghai, People’s Republic of China on June 27, 2025 at 10:00 a.m., local time, and at any adjourned meeting thereof, for the following purposes:

AGENDA

To consider and, if thought fit, pass the following resolutions:

1.	Resolved, As An Ordinary Resolution:

THAT the ratification of appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditor of the Company for 2025 and the authorization for the directors of the Company to determine the remuneration of the auditor be and is hereby authorized and approved.

2.	Resolved, As An Ordinary Resolution:

THAT the re-election of Ms. Jie Zheng (appointed by the board of directors of the Company on July 2, 2024) as an executive director of the Company, whose biography is set forth in Exhibit A, be and is hereby authorized and approved.

3.	Resolved, As An Ordinary Resolution:

THAT each director or officer of the Company or Conyers Trust Company (Cayman) Limited be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director, officer or Conyers Trust Company (Cayman) Limited, in his, her or its absolute discretion, thinks fit and to attend to any necessary registration and/or filing for and on behalf of the Company.

ORDINARY SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on May 9, 2025 Hong Kong time, as the record date (the “Ordinary Shares Record Date”) of ordinary shares of the Company, par value US$0.00001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on May 9, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Any ADS holder that wishes to attend the AGM or vote directly must cancel their ADS(s) in exchange for Ordinary Shares and will need to make arrangements to deliver their ADS(s) to Citibank, N.A., as depositary of the ADS(s), for cancellation with sufficient time to allow for the delivery and exchange of them for the underlying Ordinary Shares before the Ordinary Shares Record Date.

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We encourage shareholders planning to attend the AGM in person to preregister by sending an email to chenyao002@hworld.com.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs), which is attached to and made a part of this notice and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on the “Investor Relations—News & Events—AGM Summary” section of our website at https://ir.hworld.com/news-and-events/agm-summary and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk.

Holders of record of the Company’s Ordinary Shares as of the Ordinary Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Ordinary Shares) or your ADS voting card to Citibank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form via Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong by no later than 10:00 a.m., Hong Kong time, on June 25, 2025 to ensure your representation at the AGM, and Citibank, N.A. must receive your ADS voting card by no later than 10:00 a.m., New York time, on June 18, 2025 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at https://ir.hworld.com, or from the SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report).

By Order of the Board of Directors,
Qi JI
Executive Chairman

Hong Kong, May 8, 2025

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